SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 May 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	1st Quarter Results dated 04 May 2018

Exhibit No: 99.1

4 May 2018

InterContinental Hotels Group PLC

2018 First Quarter Trading Update

Highlights
●      Global Q1 comparable RevPAR[1] up 3.5%
●     4.3% YOY net system size growth to 800k rooms, 8k rooms opened (up 16% YOY)
●     20k rooms signed, strongest Q1 pace for 11 years, led by avid hotels
●    Good progress against new strategic growth initiatives, particularly in expanding our luxury footprint
●    Efficiency programme underway; on track to deliver $125m p.a. in savings to reinvest to drive growth

Keith Barr, Chief Executive of InterContinental Hotels Group PLC, said:

"In the first quarter we delivered RevPAR growth of 3.5%, net system size growth of 4.3% and our best signings pace for eleven years.  This strong performance reflects our focus on driving industry leading net rooms growth over the medium term, underpinned by our new strategic initiatives.

There continues to be strong momentum across the business. We have made excellent progress against our initiative to expand our footprint in the $60 billion luxury segment, announcing the acquisition of a 51% stake in Regent Hotels & Resorts in March.  In addition, this week we entered into an agreement to rebrand and operate a high-quality portfolio of 13 hotels in the UK. This will establish IHG as the leading luxury operator in this market, launch our luxury boutique brand Kimpton Hotels & Restaurants in the UK, and establish a position for our new upscale brand, principally focused on conversion opportunities. Signings for our new mainstream brand, avid hotels, continue to exceed our expectations, and now total more than 100 hotels, one every other day since launch.

Our roll out of IHG Concerto, incorporating our new Guest Reservation System, continues at pace, with more than 1,000 hotels now using the platform, and we are on-track to complete roll-out by the end of 2018 / early 2019.

The fundamentals for our industry remain strong, we have the right strategy, and we are confident in the outlook for the year ahead."

First Quarter RevPAR performance

Group
RevPAR was up 3.5%, with rate up 1.9% and occupancy up 1.0%pt.  The earlier timing of the Easter weekend, which in 2018 was split evenly between March and April, had a negative impact on RevPAR growth in the Americas and Europe.

Americas
RevPAR was up 2.9%, with the US up 2.2%.  Trading in the US was impacted by a number of both positive and negative factors; we estimate that underlying growth was approximately 2.5%.  Elsewhere in the region, Canada was up 7%, benefitting from a robust convention calendar, whilst Latin America and the Caribbean were up 16%, aided by reduced industry supply following hurricane activity in late 2017.  In Mexico RevPAR was flat, adversely impacted by the strengthening of the Mexican peso against the US dollar.

Europe, Middle East, Asia & Africa
RevPAR was up 2.9% in Q1. Continental Europe RevPAR was up 6% with continued recovery in terror impacted markets (France and Belgium both up high single digits, Turkey up double digits) offset partly by an adverse trade fair calendar in Germany (down 2%).  In the UK, RevPAR was down 1% (London down 3%, provinces up 1%) due to strong prior year comparables and the shift in the timing of Easter.  Elsewhere, Middle East RevPAR was down 6% due to high supply growth, Australia was up 4% with strong corporate demand in key cities, whilst Japan, up 3%, benefitted from strong transient demand related to the Chinese New Year.

In February, IHG received liquidated damages totalling $15m relating to the termination of a portfolio of 13 open hotels (2k rooms) and 6 pipeline hotels (1k rooms) in Germany, which will remain in IHG's system until 2020. Under IFRS 15, the $15m will be recognised over the period until they exit (H1 2018: $2.8m, FY 2018: $6.7m, FY 2019: $7.7m, H1 2020: $1.0m).

Greater China
RevPAR was up 11.0% in Q1, with 10% growth in mainland China, which benefitted from an extended build up to Chinese New Year in February.  Double digit RevPAR growth in tier 1 and tier 2 cities was driven by strong transient, corporate and meetings demand.  Tier 3 and tier 4 cities continued to see mid-single digit growth, aided by the ongoing ramp-up of our hotels.  In Hong Kong, RevPAR was up 15%, with mainland China inbound demand boosted by the strengthening of the Chinese renminbi against the Hong Kong dollar.   Macau RevPAR was up 25%, reflecting the ongoing improvement in market conditions.

The acceleration in Q1 RevPAR and rooms growth in Greater China to 11% and 9% respectively reflects the ongoing benefit of our strong strategic focus on this important market.

Strategic progress

Good progress has been made against our new strategic priorities to drive industry leading net rooms growth over the medium term.

Build and leverage scale
●      Net system size up 4.3% year on year to 800k rooms (5,367 hotels).
●      8k rooms (53 hotels) opened in the quarter, up 16% on the prior year and including our highest ever Q1 openings in Greater China.  6k rooms (34 hotels) were removed from the system.
●      20k rooms (146 hotels) signed, our highest Q1 rooms signings since 2007.  Includes our strongest Q1 in the Americas since 2008, and our best ever Q1 in Greater China.
●      252k pipeline rooms; ~45% under construction.

Enhance revenue delivery
●       Roll out of GRS and IHG Concerto continues at pace, with over 1,000 hotels now migrated to the platform.  On track to complete the roll-out by the end of 2018 / early 2019.

Evolve owner proposition
●       Continued momentum with Holiday Inn Express Franchise Plus in Greater China, with 11 properties (2k rooms) signed in Q1.  There are now 8 open and 77 pipeline Holiday Inn Express Franchise Plus properties in the region.

Optimise our preferred portfolio of brands for owners and guest
●       Luxury - expanding our portfolio:
-    Acquisition of Regent Hotels & Resorts; expected to close in mid 2018; 6 open hotels (2.0k rooms) and 3 pipeline hotels (0.9k rooms); expected to grow to more than 10,000 rooms (40 hotels) over the long term.
-    Agreement to rebrand a UK portfolio of hotels; establishing IHG as the leading UK luxury operator; launching Kimpton Hotels & Restaurants; expanding InterContinental's presence.
●      Upscale - growing our offer:
-    UK portfolio deal will also strengthen IHG's upscale presence and will establish a position for its new upscale brand, principally focused on conversion opportunities.
●      Mainstream - continued strong signings pace for our newest brand:
-    More than 100 avid hotels now signed, including 51 hotels (4.8k rooms) signed in Q1 2018, two of which were in Canada. This equates to one new deal signed every other day since launch in September 2017.

Efficiency programme
●        Confident in our ability to deliver $125m of annual savings by 2020 for reinvestment to drive growth, with our efficiency programme well underway.
●        Continue to expect $200m exceptional cash costs to achieve the savings; $31m in 2017 with majority of the remainder in 2018.

Financial position and capital allocation

The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.

Foreign exchange

The weakening of the US dollar against many major currencies globally increased group RevPAR to 6.5% in the quarter, when reported at actual exchange rates.  A breakdown of constant vs. actual currency RevPAR by region is set out in Appendix 2.

IFRS 15

On 17th April IHG issued new financial statements for 2016 and 2017 reflecting several reporting changes highlighted at our 2017 full year results.  These include the adoption of IFRS 15 Revenue from Contracts with Customers, the Group's new regional structure, and the reporting of Fee Business results.  Further detail of these changes can be found at https://www.ihgplc.com/investors/results-and-presentations.

Appendix 1: First quarter RevPAR movement summary
	Q1 2018
	RevPAR	Rate	Occ.
Group	3.5%	1.9%	1.0%pts
Americas	2.9%	2.0%	0.6%pts
EMEAA	2.9%	1.7%	0.8%pts
G. China	11.0%	3.9%	3.9%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)
	Q1 2018
	CER	AER	Difference
Group	3.5%	6.5%	(3.0)%pts
Americas	2.9%	3.2%	(0.3)%pts
EMEAA	2.9%	11.3%	(8.4)%pts
G. China	11.0%	18.3%	(7.3)%pts

Appendix 3: Q1 system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	7,920	(6,072)	1,848	799,923	4.3%	19,727	252,451
Americas	3,249	(3,519)	(270)	497,190	2.3%	9,928	113,739
EMEAA	1,639	(1,825)	(186)	198,890	6.9%	2,103	63,651
G. China	3,032	(728)	2,304	103,843	9.4%	7,696	75,061

Appendix 4: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Catherine Dolton; Tom Yates; Matthew Kay):	+44 (0)1895 512176	+44 (0)7527 419431
Media Relations (Yasmin Diamond; Zoe Bird; Mark Debenham):	+44 (0)1895 512097	+44 (0)7527 424046

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 4 May and can be accessed on https://www.ihgplc.com/investors/2018-first-quarter-trading-update. There will be an opportunity to ask questions.
International dial-in UK dial-in US dial-in Passcode	+44 203 936 2999 +44 (0) 203 936 2999 +1 845 213 3398 09 64 60

A replay of the 9.00am conference call will be available for 7 days from 11:30am London time - details are below:
International dial-in UK dial-in US dial-in Replay pin	+44 203 936 3001 +44 (0) 203 936 3001 +1 845 709 8569 70 95 40

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York (2pm London) Time on 4 May with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.
International dial-in US dial-in UK dial-in Passcode	+44 203 936 2999 + 1 845 213 3398 +44 (0) 203 936 2999 29 22 26

A replay of the 2.00pm conference call will be available for 7 days from 5pm London time - details are below:
International dial-in US dial-in UK dial-in Passcode	+44 203 936 3001 + 1 845 709 8569 +44 (0) 203 936 3001 20 16 82

Website:
The full release and supplementary data will be available on our website from 7.00am (London time) on 4 May. The web address is www.ihgplc.com/investors/results-and-presentations.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,400 hotels and 800,000 guest rooms in almost 100 countries, with more than 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

[1] RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	04 May 2018